

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 25, 2010

<u>Via US Mail and Facsimile: (206) 404-6787</u>

Colleen B. Brown
President and Chief Executive Officer
Fisher Communications, Inc.
100 4th Avenue N., Suite 510
Seattle, WA 98109

      Re: Fisher Communications, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2009
              Filed March 12, 2010
              File No. 000-22439

Dear Ms. Brown:

We have reviewed your filing and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

<u>Form 10-K for the year ended December 31, 2009</u>

<u>Financial statements</u>
<u>Notes to consolidated financial statements</u>
<u>Note 18 – Local Marketing Agreement, page 93</u>

1.   Addressing paragraphs 25-38 of ASC 810-10-25 tell us in detail how you concluded that South Sound does not meet the criteria for consolidation.

You may contact Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director